UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 6

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

BINDER MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-0900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Eric L. Schiele
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$447,192,900		$17,574.69

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 17,887,716 shares of Omrix Biopharmaceuticals, Inc. common stock (representing the number of shares, including shares of common stock outstanding, in-the-money options, warrants and restricted stock units) by $25.00 per share, which is the offer price.

(2)  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $17,574.69	Filing Party: Johnson & Johnson and Binder Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 25, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, as amended (the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“At 12:00 midnight, New York City time, on December 26, 2008, the Offer expired as scheduled. The Offer was not extended. Based on the information provided by the Depositary to Parent, as of the expiration of the Offer, approximately 16,749,152 Shares were tendered and not withdrawn prior to the expiration of the Offer, including 1,293,924 Shares subject to guaranteed delivery procedures. The Purchaser has accepted all validly tendered and not withdrawn Shares for payment. The Shares tendered and not withdrawn represent approximately 97.8% of the Shares.

Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger following the expiration of the Offer. The Merger Agreement provides, among other things, that, subject to certain conditions, the Purchaser will be merged with and into Seller with Seller continuing as the Surviving Corporation, wholly owned by Parent. Each of the remaining Shares (other than (i) Shares held by Seller as treasury stock or owned by Parent or the Purchaser, which will be canceled and retired and will cease to exist and (ii) Shares owned by Seller stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $25.00 per Share in cash without interest, less any required withholding taxes, which is the same amount per Share that was paid in the tender offer.”

The press release issued by Parent announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(F).

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(F)  Press Release issued by Johnson & Johnson on December 27, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BINDER MERGER SUB, INC.

By	/s/ Susan E. Morano
Name: Susan E. Morano
Title: President
Date: December 29, 2008

JOHNSON & JOHNSON

By	/s/ Steven M. Rosenberg
Name: Steven M. Rosenberg
Title: Secretary
Date: December 29, 2008

2

Exhibit	Exhibit Name

(a)(5)(F)	Press Release issued by Johnson & Johnson on December 27, 2008.